September 1, 2006

Mr. Robert Telewicz

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	National Retail Properties, Inc.

File No. 000-27275

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

Dear Mr. Telewicz:

Set forth below is the response of National Retail Properties, Inc. (the “Company”) to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated August 29, 2006, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005, Form 10-Q for the Quarterly Period Ended March 31, 2006, and Form 10-Q for the Quarterly Period Ended June 30, 2006.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 20

1.	Please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowing from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

Common and preferred dividend distributions totaled $74,701,000, $71,955,000 and $59,984,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The distributions, as compared to net cash provided by operating activities resulted in a shortfall of $43,771,000 and $5,769,000 for years ended December 31, 2005 and 2003, respectively, and an excess of $13,845,000 for the year ended December 31, 2004. The Company funded the shortfalls in 2005 and 2003 with borrowings under the Company’s revolving credit facility. The Company will include this disclosure in future filings.

Financial Statements

Consolidated Statements of Cash Flows, page 54

2.	It appears that you have received distributions from unconsolidated affiliates in excess of your equity in earnings of those affiliates. Explain to us how you determined that it would be appropriate to reflect this excess as operating cash flows rather than cash flows from investing or financing activities.

The Company evaluated the classification of the distributions between return on investment and return of investment for the years ended December 31, 2005, 2004 and 2003. In response to the SEC Staff’s comment, the Company understands that Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows,” requires that a distinction be made between distributions relating to return of investment and return on investment. The Company measures the portion of distributions received from unconsolidated affiliates that represent return of investment based on a comparison to our cumulative equity in earnings of those affiliates.

In each of the years ended December 31, 2005, 2004 and 2003, there was an amount that represented a return of investment that was inappropriately included in the “distributions received from unconsolidated affiliates” in cash flow from operations.

In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” the Company evaluated both the quantitative and qualitative factors relating to the classification of these distributions. For the years ended December 31, 2005, 2004 and 2003, the inappropriately classified amounts represented 4.1%, 5.3% and 2.0%, respectively, of net cash provided by operating activities. Accordingly, the Company believes the amount of distributions representing a return of investment to be immaterial from a quantitative perspective. In addition, the Company noted no impact on qualitative factors such as management compensation or loan covenants and the error would not change net cash flows provided by operating activities to cash flow used in operating activities for the years ended December 31, 2005, 2004 and 2003.

In future filings the Company will continued to evaluate distributions from equity investments and classify those distributions between operating, investing and financing activities.

1.Organization and Summary of Significant Accounting Policies

Purchase Accounting for Acquisition of Real Estate, page 59

3.	Your policy does not indicate how you consider customer related intangible assets such as customer relationships when determining your purchase price allocation. Please advise us and consider expanding your disclosures in future filings as appropriate. Reference is made to SFAS 141 and EITF 02-17.

The Company’s policy for recording intangibles in a property acquisition includes the determination of any customer relationship value in allocating the purchase price. In accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations,” the Company evaluates each acquisition for the tangible assets and intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of customer relationships. The purchase price allocation of each is based on their relative fair values. Specifically, the customer relationship is reviewed on individual transactions to determine if future value was derived from the acquisition.

The Company will expand this disclosure in future filings.

Real Estate –Inventory Portfolio, page 59

4.	It appears that you recognize the results of sales of real estate from your inventory portfolio on a single income statement line item rather than disclosing the proceeds and costs of real estate inventory sold separately. Tell us the GAAP you relied on in making the determination that this is the appropriate presentation.

In response to the SEC Staff’s comment, the Company reviewed Regulation S-X Rule 5-03 which requires that the Company separately states the net sales from tangible products and the related cost of tangible goods sold. In future filings (including prior periods presented), the Company will present separately the proceeds and the cost of real estate sold on the statement of earnings.

5.	Confirm for us the profit on sales of real estate from your inventory portfolio is recognized in accordance with the provisions of SFAS 66. Additionally, tell us what consideration you have given to disclosing your policy for recognizing profit on sales from your inventory portfolio in your footnotes.

The gains from the disposition of real estate from both the Investment and Inventory Portfolios are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, “Accounting for Real Estate Sales,” provided that various criteria relating to the terms of the sale and any subsequent involvement by the Company with the real estate sold are met. The Company currently discloses this recognition policy under the Real Estate—Investment Portfolio section of the Organization and Summary of Significant Accounting Policies footnote. In future filings, the Company will expand its disclosure to include this disclosure in the Real Estate—Inventory Portfolio.

6.	We note that certain of the real estate assets held in your inventory portfolio have some limited operations prior to their sale. Tell us how you considered paragraph 10 of SFAS 67 in determining whether these were incidental operations which would be recorded as a reduction of the cost basis of the related property.

The Company accounts for the development of a property in accordance with Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects.” In reviewing paragraph 10 of SFAS 67, the revenues generated and expenses incurred were not a result of incidental operations. The revenues and expenses recorded in the income statement were generated and incurred subsequent to the completion of construction and commencement of operations of the properties for their intended use.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments regarding this filing to the undersigned at (407) 265-7348.

Thank you very much for your prompt attention to this matter.

Sincerely,

/s/ Kevin B. Habicht
Kevin B. Habicht
Executive Vice President & CFO